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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                 000-27186

                                                                 CUSIP NUMBER
                                                                 755-107-109


                           NOTIFICATION OF LATE FILING


                                  (Check One):

        [X]  Form 10-K           [ ]  Form 20-F              [ ]Form 11-K

               [ ]  Form 10-Q                      [ ] Form N-SAR

               For Period Ended:     September 30, 2000

               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended:__________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

        Full Name of Registrant:  Raytel Medical Corporation
        Former Name if Applicable:
        Address of Principal Executive Office:

               2755 Campus Drive, Suite 200
               San Mateo, CA  94403


PART II - RULES 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



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        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

        Raytel Medical Corporation (the "Company") intends to file an amended report on Form 10-K/A (the "Amended Report") which will amend its annual report on Form 10-K, filed on December 29, 2000, to contain disclosure mandated by Item III of Form 10-K, including information regarding the Company's officers and directors, executive compensation and related matters. The Amended Report could not have been made in a timely manner without unreasonable effort and expense because the Company does not yet have all of the necessary information pertaining to disclosures that may be included in the Amended Report. The Amended Report will be filed no later than February 12, 2001.



PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

        John F Lawler, Jr. Chief Financial Officer(860) 298-6100

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           RAYTEL MEDICAL CORPORATION

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: January 29, 2001                     By: John F. Lawler, Jr.
                                               --------------------------------
                                               John F. Lawler, Jr.
                                               Chief Financial Officer






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